Ciba Specialty Chemicals Inc. Switzerland	Ciba Spezialitä;tenchemie AG Schweiz	Ciba Spé;cialité;s Chimiques SA Suisse

Page 1 of 9 November 02, 2005 Basel, Switzerland
Nine month results - September 30, 2005

Ciba Specialty Chemicals reports progress in third quarter

•	Improved profitability in the third quarter over Q1 & Q2

•	10% increase in raw material costs impacts 9 month profitability

•	Further sales price increases initiated

•	Mixed industry demand

•	Project Shape on track - firm cost management taking effect

•	Plans to reposition Textile Effects business further advanced

•	Significant investment in Asia

Financial highlights (in millions of Swiss francs, except per share data and percentages)

Nine-month to nine-month comparisons (unaudited)
	Excluding restructuring				Including restructuring
			Change in %
Nine months ended September 30,	2005	2004	CHF	Local curr.(a)	2005	2004
Net sales	5 532	5 261	+5	+6
Gross profit	1 599	1 680	-5	-5
Operating income	440	513	-14	-16	363	513
Net income	274	333	-18		220	333
Earnings per share, basic and diluted	4.20	5.04	-17		3.37	5.04
Adjusted EBITDA(1)	754	797	-5
Adjusted EBITDA(1) margin	13.6%	15.2%

(1) Adjusted EBITDA is calculated as operating income plus depreciation and amortization. In financial statements published prior to June 30, 2005, the Company referred to adjusted EBITDA as EBITDA.

In addition, please see consolidated financial highlights and notes to news release at the end of this document.

Commenting on the results, Armin Meyer, Chairman of the Board and CEO said:
“We have made progress in the third quarter, especially in profitability. Our focus on profitable growth, along with firm cost and current asset management is showing results, and we are well on track with savings from Project Shape. On the other hand, industry demand is still showing a mixed picture and raw material costs are significantly higher. We are expecting this pattern to continue over the coming months, so the rest of the year will remain demanding.”

Nine month results overview
Sales for the nine months were CHF 5.5 billion, up 5 percent in Swiss francs and 6 percent in local currencies from the same period in 2004. Sales prices were increased 2 percent over the same period in 2004 and volumes were 4 percent higher. Included within these figures is an acquisition effect of approximately 5 percent relating to Raisio Chemicals. The overall currency effect was minus 1 percent.

Asia continues to drive growth, particularly in mainland China and India. Sales in the NAFTA were about flat, reflecting particularly the weaker demand from the automotive industry and the negative development of the Textile industry in NAFTA, while South America showed good growth. Europe was up 7 percent in both Swiss francs and local currencies. This increase was driven mainly by acquisition effects, while the underlying demand levels were very mixed.

Gross profit margin for the nine months of 2005 was 28.9 percent of sales, compared with 31.9 percent the previous year. This decline is partly due to the different cost structure of Raisio Chemicals, along with higher raw material and utility costs.  Compared with the same period in 2004, raw materials costs are approximately 10 percent higher and energy costs have increased by CHF 20 million.

Selling, general and administrative expenses were down 4 percent in Swiss francs and 3 percent in local currencies despite increased pension costs, reflecting improvements in the cost structure from Project Shape and other initiatives. The Company’s largest (Swiss) independent pension fund recently announced that its arrangements will convert from a defined benefit plan to a defined contribution plan as of January 1, 2006. This is expected to limit further increases in pension costs in Switzerland.

R&D expenses were CHF 225 million, remaining at 4.1 percent of sales.

Operating income before restructuring charges was 14 percent lower at CHF 440 million and adjusted EBITDA, which is operating income plus depreciation and amortization, was 5 percent lower at CHF 754 million before restructuring charges.

Adjusted EBITDA margin before restructuring was 13.6 percent of sales for the nine month period, showing an improvement trend from the first quarter (13.0 percent), to the second (13.3 percent) and to the third (14.6 percent). The figure was 15.2 percent for the same nine month period in 2004.

Net income for the nine months was CHF 220 million. This is not directly comparable with the CHF 333 million for the same period in 2004, as the 2004 figure included the release of provisions from the divestment in 2000 of Performance Polymers and the resolution of a tax case, which together totaled CHF 43 million. Included in the 2005 figure are restructuring charges of CHF 54 million net of tax.

Excluding the effects of these aperiodic effects, net income on a comparable basis (before restructuring charges and one-time gains in both periods) was CHF 244 million for the nine month period in 2005, compared with CHF 290 million in the same period of 2004.

Third quarter overview

Financial highlights (in millions of Swiss francs, except per share data and percentages)

3rd quarter to 3rd quarter comparisons (unaudited)
	Excluding restructuring				Including restructuring
			Change in %
Three months ended September 30,	2005	2004	CHF	Local curr.(a)	2005	2004
Net sales	1 883	1 856	+1	-1
Gross profit	537	566	-5	-10
Operating income	168	183	-8	-18	141	183
Net income	92	132	-30		74	132
Earnings per share, basic and diluted	1.43	2.01	-29		1.15	2.01
Adjusted EBITDA(1)	274	284	-4
Adjusted EBITDA(1) margin	14.6%	15.3%

Key quarterly trend comparisons 2005
	Excluding restructuring			Including restructuring
Quarterly figures	Q1	Q2	Q3	Q1	Q2	Q3
Net sales	1 791	1 858	1 883
Operating income	130	142	168	122	100	141
Net income	73	109	92	67	79	74
Adjusted EBITDA(1) margin	13.0%	13.3%	14.6%

Overall, the Company noted an improving pattern of sales as the quarter progressed, with September stronger than both July and August. Sales for the third quarter were CHF 1.9 billion, up 4 percent in Swiss francs and 2 percent in local currencies, when the acquisition effect of Raisio Chemicals is excluded. This effect relates to the consolidation of this acquisition into the Ciba Specialty Chemicals results in the third quarter of 2004, where four months of Raisio Chemicals sales were included. Sales including the acquisition effect were up 1 percent in Swiss francs and down 1 percent in local currencies.

Asia remained the growth driver, with South America also showing good growth and Europe and NAFTA mostly flat. The currency effect for the period was positive by 2 percent over the same period in 2004.

The third quarter saw a positive impact in the Water & Paper Treatment business as sales returned to normal levels after the end of the lock out in the Finnish paper industry in the second quarter. There was also a recovery in demand from the converting industry for Plastic Additives. Coating Effects continued to be impacted by the slow down of demand in the US automotive industry and the decline in the optical information storage market. Textile Effects saw good progress in the chemicals business, but weaker performance in dyes.

Sales prices were 3 percent higher than the same period in 2004 and were at similar levels to the second quarter of 2005. Further price increases are expected in a number of business lines in the fourth quarter. Volumes were about 1 percent lower than in the same period of 2004 after taking into account the base effect from including 4 months of Raisio Chemicals in the third quarter of 2004. Capacity utilization remained similar to the same period in 2004.

Operating income before restructuring was CHF 168 million, improving over the second quarter, although lower than the third quarter of 2004.

Adjusted EBITDA margin before restructuring was 14.6 percent of sales, which although lower than the 15.3 percent in 2004, showed a significant improvement over both the first and second quarters, at 13.0 percent and 13.3 percent respectively. Key reasons for this continuing sequential recovery are the improving sales price development and benefits from cost saving programs such as Project Shape.

Net income for the third quarter was CHF 74 million. Similar to the comparison for nine months, the quarterly 2005 net income is not directly comparable to the third quarter 2004 net income, due to certain one time effects. Excluding these effects, comparable net income, before restructuring charges and one time gains, was CHF 92 million for the three month period in 2005, compared with CHF 104 million in the same period of 2004.

Free cash flow generation in the third quarter was substantial as the operational performance further improved and current assets started to decline from the traditional seasonal peak of mid-year.

Project Shape progressing well

Project Shape, which involves the integration of Raisio Chemicals and the alignment of the Textile Effects business to its shifting customer base to Asia, remains on track. The integration of Raisio Chemicals and the resulting adjustments in the Water & Paper Treatment production network are being finalized and profitability in the segment is on track to reach its 14-15 percent target adjusted EBITDA margin in 2006, with margin improvements each quarter. The alignment of Textile Effects is also on schedule and is progressing as expected.

Savings from Project Shape for the quarter were around CHF 17 million, with restructuring charges of CHF 27 million incurred in the period.

Overall, annualized savings from Project Shape are expected to be CHF 180 million by 2007. Savings for 2005 are expected to be CHF 60 million, with restructuring charges at CHF 120 million and a reduction of 600 positions by the year end. Savings of around CHF 37 million, with restructuring charges of CHF 77 million have been incurred in the nine month period of 2005.

Plans to reposition Textile Effects further advanced

The evaluation of strategic options to reposition the Textile Effects business announced in August 2005 is underway, with both internal and external solutions further advanced. The financial impact of the repositioning is not yet quantifiable, but significant impairment charges are expected to be incurred in the fourth quarter.

Investment into new Plastic Additives facility in Singapore

In September, the decision was taken to invest around CHF 125 million (USD 100 million) in a new production plant for antioxidants for plastics in Singapore.

The new manufacturing plant will ensure continuous supply of antioxidants to the fast growing polymer industry in Asia Pacific and Middle East. Global plastic production continues to grow above GDP level with Asia and Middle East driving production expansion to meet fast growing consumer demand based on high economic growth in China and other emerging markets in Asia.

The plant’s location in the fast developing Jurong Island petrochemical complex offers excellent infrastructure and support facilities, along with backward integration into key raw materials and options for future expansion. Production start up is expected in early 2008.

Outlook

Business conditions are expected to remain mixed, with varying demand across different customer industries and stable, high raw material costs. With these factors in mind, the Company anticipates that the fourth quarter will also be demanding.

Assuming this continuation of current business conditions, for the full year 2005, the Company expects sales in local currencies to be higher and an adjusted EBITDA in Swiss francs to be at similar levels to 2004. Net income on a comparable basis, excluding aperiodic benefits and restructuring charges, is expected to reach levels close to 2004. It remains a challenge to achieve a free cash flow within the range previously indicated.

***
Ciba Specialty Chemicals (SWX: CIBN, NYSE: CSB) is a leading global company dedicated to producing high-value effects for its customers’ products. We strive to be the partner of choice for our customers, offering them innovative products and one-stop expert service. We create effects that improve the quality of life - adding performance, protection, color and strength to textiles, plastics, paper, automobiles, buildings, home and personal care products and much more. Ciba Specialty Chemicals is active in more than 120 countries around the world and is committed to be a leader in its chosen markets. In 2004, the Company generated sales of 7 billion Swiss francs and invested 288 million in R&D.

Virtual news kit: www.cibasc.com/media
•	News release in full
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Financial calendar
•	January 31, 2006: Full Year 2005 financial results
•	March 2, 2006: Annual General Meeting
•	April 27, 2006: First quarter 2006 financial results
•	August 17, 2006: Half year 2006 financial results
•	October 26, 2006: Nine month 2006 financial results

For further information please contact:

Media:  Tel. +41 61 636 4444  Fax +41 61 636 3019

Investor Relations:  Tel. +41 61 636 5081 Fax +41 61 636 5111

Ciba Specialty Chemicals
Nine month report 2005

Consolidated Financial Highlights (unaudited) (in millions of Swiss francs, except per share data and percentages)
			Change in %
Statements of income Nine months ended September 30,	2005	2004	CHF	Local curr. (a)

Net sales	5 532	5 261	+5	+6
Gross profit	1 599	1 680	-5	-5
Operating income before restructuring charges	440	513	-14	-16
Restructuring charges(b)	(77)	0
Operating income(c)	363	513	-14	-16
Financial income and expense, net	(91)	(109)
Income from continuing operations, before income taxes and minority interest	272	404	-33
Provision for income taxes	(76)	(95)
Minority interest	(6)	(4)
Income from continuing operations	190	305	-38
Income from discontinuing operations, net of tax	30	28
Net income	220	333	-34
Net income before restructuring charges	274	333	-18

Earnings per share, basic and diluted	3.37	5.04	-33
Earnings per share before restructuring charges, basic and diluted	4.20	5.04	-17

Adjusted EBITDA before restructuring charges(c)	754	797	-5	-6

Condensed Business Segment Data (unaudited) (in millions of Swiss francs)
			Change in %					Change in %
Nine months ended Sep 30,	2005	2004	CHF	Local curr. (a)	Nine months ended Sep 30,	2005	2004	CHF	Local curr. (a)
Net sales					Adjusted EBITDA before restructuring charges
Plastic Additives	1 433	1 424	+1	+1	Plastic Additives	258	246	+5	+4
Coating Effects	1 351	1 403	-4	-3	Coating Effects	265	321	-17	-17
Water & Paper Treatment	1 786	1 432	+25	+25	Water & Paper Treatment	219	194	+13	+10
Textile Effects	962	1 002	-4	-3	Textile Effects(c)	84	100	-15	-14
					Corporate	(72)	(64)
Total net sales	5 532	5 261	+5	+6	Total adjusted EBITDA before restructuring charges	754	797	-5	-6
Operating income before restructuring charges					Operating income margin(d) before restructuring charges
Plastic Additives	191	176	+9	+8	Plastic Additives	13.3%	12.3%
Coating Effects	185	243	-24	-23	Coating Effects	13.7%	17.3%
Water & Paper Treatment	98	109	-10	-16	Water & Paper Treatment	5.5%	7.6%
Textile Effects(c)	45	58	-23	-22	Textile Effects(c)	4.7%	5.8%
Corporate and other expenses	(79)	(73)
Total operating income before restructuring charges	440	513	-14	-16	Operating income margin before restructuring charges	8.0%	9.8%
Depreciation and amortization					Adjusted EBITDA margin(e) before restructuring charges
Plastic Additives	67	70	-5	-5	Plastic Additives	18.0%	17.3%
Coating Effects	80	78	+2	+3	Coating Effects	19.6%	22.9%
Water & Paper Treatment	121	85	+41	+43	Water & Paper Treatment	12.2%	13.6%
Textile Effects	39	42	-4	-4	Textile Effects(c)	8.8%	9.9%
Corporate	7	9
Total depreciation and amortization	314	284	+11	+11	Adjusted EBITDA margin before restructuring charges	13.6%	15.2%

Exchange rates of principal currencies to CHF (unaudited)

	Statement of income average rates		Balance sheet period-end rates
	Nine months ended Sep 30,		Sep 30,	Dec 31,
	2005	2004	2005	2004
1 U.S. dollar (USD)	1.22	1.26	1.29	1.15
1 British pound (GBP)	2.26	2.30	2.29	2.21
1 Euro (EUR)	1.55	1.55	1.56	1.54
100 Japanese yen (JPY)	1.14	1.16	1.14	1.11

	Three months ended September 30,		Sep 30,	Dec 31,
	2005	2004	2005	2004
1 U.S. dollar (USD)	1.27	1.26	1.29	1.15
1 British pound (GBP)	2.27	2.28	2.29	2.21
1 Euro (EUR)	1.55	1.53	1.56	1.54
100 Japanese yen (JPY)	1.15	1.14	1.14	1.11

Notes to news release:

 (a) Change in percent in local currencies reflects the percent change in (i) 2005 results, as adjusted, to remove the effects of fluctuations in foreign currency rates as compared to 2004 and (ii) 2004 results, as reported.

(b) Restructuring consists of charges incurred in connection with Project Shape, which is described in the Company’s 2004 annual report and 2005 half year financial statements. Restructuring net of taxes of CHF 23 million would be CHF 54 million.

(c) In connection with the strategic repositioning of the Company’s Textile Effects Segment announced in August 2005, the Company began evaluating several options for the Segment ranging from further restructuring to divestment. Activities related to both potential solutions are now further advanced. However, because of the current significant uncertainties about which of the various options for the Segment will ultimately be chosen and what the financial implications of such options would be, it is not possible at this time to determine with any reasonable accuracy the amount of impairment of the Segment’s assets. The Company expects that a significant impairment charge will be recorded in the fourth quarter of 2005 following the resolution of these uncertainties.

(d) Operating income margin is operating income expressed as a percentage of net sales.

(e) Adjusted EBITDA margin is adjusted EBITDA expressed as a percentage of net sales.

Reconciliation tables (unaudited)
(in millions of Swiss francs, except per share data)

Adjusted EBITDA before restructuring charges	Nine months		Three months
Period ended September 30,	2005	2004	2005	2004
Adjusted EBITDA before restructuring charges	754	797	247	284
Restructuring charges	(77)	0	(27)	0
Depreciation and amortization	(314)	(284)	(106)	(101)
Operating income	363	513	141	183
Financial income and expense, net	(91)	(109)	(34)	(38)
Provision for income taxes	(76)	(95)	(30)	(40)
Minority interest	(6)	(4)	(3)	(1)
Income from discontinued operations, net of tax	30	28	0	28
Net income	220	333	74	132

Operating Income before restructuring changes	Nine months		Three months
Period ended September 30,	2005	2004	2005	2004
Operating income before restructuring charges	440	513	168	183
Restructuring charges	(77)	0	(27)	0
Operating income	363	513	141	183

Net income before restructuring charges	Nine months		Three months
Period ended September 30,	2005	2004	2005	2004
Net income before restructuring charges	274	333	92	132
Restructuring charges, net of tax	(54)	0	(18)	0
Net income	220	333	74	132

Earnings per share before restructuring charges	Nine months		Three months
Period ended September 30,	2005	2004	2005	2004
Net income per share before restructuring charges	4.20	5.04	1.43	2.01
Restructuring charges, net of tax	(0.83)	0.00	(0.28)	0.00
Net income per share	3.37	5.04	1.15	2.01

Forward-looking statements
Forward-looking statements and information contained in this announcement are qualified in their entirety as there are certain important factors that could cause results to differ materially from those anticipated. Certain such forward-looking statements can be identified by the use of forward-looking terminology such as “believe”, “expect”, “may”, “are expected to”, “will”, “will continue”, “should”, “would be”, “seek” or “anticipate” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Such statements reflect the current views and estimates of the Company with respect to market conditions and future events and are subject to certain risks, uncertainties and assumptions. Investors are cautioned that all forward-looking statements involve risks and uncertainty. In addition to the factors discussed above, among the factors that could cause actual results to differ materially are the following: the timing and strength of new product offerings, pricing strategies of competitors, introduction of competing products by other companies, lack of acceptance of new products and services by the Company’s targeted customers, changes in the Company’s business strategy, the Company’s ability to continue to receive adequate raw materials from its suppliers on acceptable terms, or at all, and to continue to obtain sufficient financing to meet its liquidity needs, and changes in the political, social and regulatory framework in which the Company operates or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis and various other factors. Furthermore, the Company does not assume any obligation to update these forward-looking statements.